Filed by First Merchants Corporation pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Arlington Bank Commission Securities Exchange Act File No: 000-17071

Becoming Partners In Community Banking

Arlington Bank Employee Packet

We're growing!
The Arlington Bank
First Merchants Bank
Welcome Arlington Bank to the First Merchants Family!

The Arlington Bank

First Merchants Bank

January 25, 2017

Fellow Arlington Bank Employees:

We are excited that Arlington Bank is planning to join First Merchants Bank, and would like to personally introduce you to our banking family.

The boards of First Merchants Bank and The Arlington Bank have approved an agreement to merge our two companies. Pending finalization, Arlington Bank will join our team of talented financial professionals within the Columbus, Ohio market, providing enhanced convenience and expertise.

We believe you’ll find First Merchants to be a natural extension of Arlington Bank; we’re already neighbors. Our companies share a commitment to personal service, long-term customer relationships, community involvement and Midwestern values.

Founded in 1893 and headquartered in Muncie, Indiana, First Merchants Corporation is a $7 billion organization. We operate as First Merchants Bank, Lafayette Bank & Trust, and First Merchants Private Wealth Advisors. As the largest financial services holding company headquartered in Central Indiana, our whole bank delivery model creates a competitive advantage. We deliver high levels of responsiveness and knowledge through all of our lines of business while leveraging high-quality administration and expertise.

We’re convinced our planned partnership will prove to be mutually beneficial to our shareholders, communities, and customers, as well as you, our employees. Looking forward, the combined strength of our companies will allow us to offer a wider array of services, more access and a better overall banking experience.

As one company, we will also be better positioned to provide opportunities for talented team members like you. First Merchants respects and values people as our competitive advantage, offering a competitive benefit package, family-friendly work environment, and a variety of learning and development opportunities. Like Arlington Bank, we encourage volunteer efforts with paid time off Community Days as part of our First Merchants Serves program.

We’re sure you have questions about First Merchants and what this news means to you and your customers, and hope some of your questions will be answered in the enclosed materials or online at www.firstmerchants.com. We are still in the early stages of the process, but will continue to share information and timelines for integration, name changes, and platform changes as they become available. As we prepare to combine our banks, rest assured that we will remain true to the principles both our companies were founded on: local decisions, customer focus, and community involvement.

We’re proud of our intent to continue our journey and commitment to community banking as new partners, and we look forward to welcoming you to the family.

Sincerely,

ADDITIONAL INFORMATION

Forward Looking Statement

This press release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like believe, continue, pattern, estimate, project, intend, anticipate, expect and similar expressions or future or conditional verbs such as will, would, should, could, might, can, may, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed merger (the Merger) between First Merchants Corporation (First Merchants) and The Arlington Bank, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise. These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and The Arlington Bank will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission. Neither First Merchants nor The Arlington Bank undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation or press release. In addition, First Merchants’ and The Arlington Bank’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

Arlington Bank/First Merchants Bank Partnership

Employee Questions

Q: What happens to my benefits?

A: Nothing changes with the announcement. Continue to use your current insurance card(s) and process claims as normal. When The Arlington Bank employees transition over to First Merchants’ benefits, employees will participate in benefit enrollment meetings and will have plenty of advance notice of all changes. After the legal close and on the date that is selected as the transition date, all employees (full time and part time) will become eligible for First Merchants’ 401k plan. Details will be forthcoming over the next several months explaining that transition process.

Q: When do you expect the legal close to occur?

A: Sometime mid-year 2017, however the closing is subject to several conditions, including obtaining regulatory approvals and approval of The Arlington Bank shareholders. So, we cannot predict the exact timing.

Arlington Bank/First Merchants Bank Partnership

KEY MESSAGES

Subject to approval by Arlington Bank shareholders and banking regulators, we plan to join First Merchants Bank. With this combination, the company would have over $7 billion in assets, providing financial strength and the ability to continue our mission of being a high performing, customer-centric company. The planned combination of Arlington Bank and First Merchants Bank represents an alliance between two well respected and like-minded companies.

•
Partnered with Arlington Bank, the First Merchants Bank market position in Columbus, OH improves from #12 to #8. We will become a larger, stronger bank in the Columbus market, one of the fastest growing cities in America.

•	With 7 current Columbus-area locations and 120 local employees, First Merchants Bank has been serving Columbus for over 25 years.

•	The First Merchants Bank Columbus Advisory Board provides local insight and growth support in the market.

•
The combination of Arlington Bank and First Merchants Bank provides an excellent opportunity, as we strive to grow profitably and efficiently, in what has become a very competitive and highly regulated industry.

•
First Merchants Corporation is currently a $7 billion financial services holding company, the largest headquartered in Central Indiana. Looking forward, our bank would be over $7.3 billion in total assets, giving us the ability to leverage costs and expenses (economies of scale), for items such as health insurance, IT, internal processing, regulatory and compliance management, etc.

•
We share a vision of providing relationship banking, while striving to become the highest performing bank in every market we serve. The core values of both companies share a commitment to local decision making, personal service, long-term relationships and community involvement.

•
First Merchants has a solid balance sheet, with a history of strong earnings, and most importantly, they have been serving and providing trusted advice to local communities, just like ours, for over 120 years.

•	For customers, this combination would support broader access to diverse product and service offerings to include enhanced commercial lending limits.

We intend to finalize the combination of Arlington Bank and First Merchants Bank in the second quarter of 2017 pending the necessary approvals.

•	The boards of both companies have already signed an agreement to merge.

•	Next, we plan to get approval from regulators and the shareholders of Arlington Bank.

•	We look forward to finalizing the combination once final approvals are obtained.

FOR COMMON CUSTOMER QUESTIONS AND THEIR ANSWERS, SEE THE FOLLOWING PAGES.

Arlington Bank/First Merchants Bank Partnership

Who is First Merchants?

•	First Merchants is the largest financial services company headquartered in Central Indiana, with over 100 locations in 27 Indiana, two Ohio, and two Illinois counties.

•	Our community banking history dates back to 1893, giving us over 120 years of experience.

•
We provide customers with financial services delivered locally by bankers who are known and trusted in their communities. We take pride in building deep, lifelong relationships where customers can bank with their neighbors and friends.

•	The First Merchants family includes First Merchants Bank, Lafayette Bank & Trust, and First Merchants Private Wealth Advisors.

Will you be keeping all Arlington Bank banking centers?

•
Yes. Arlington Bank and First Merchants Bank both have banking center locations in Grandview. We will be combining both locations into the Arlington Bank location. This will result in closing the existing First Merchants location. However, we plan to retain the employees from both the closing and receiving banking centers.

Will my account number/debit card/service charge change?

•
Possibly. As we prepare to finalize our partnership, we’ll be evaluating accounts and planning to integrate our systems. We pledge to communicate any necessary changes to you, our customer, in a clear and timely manner.

•	For now, it’s business as usual, and you may do your banking as you’ve always done, using your existing account numbers, logins, etc.

Will the name of my bank change?

•	As part of our planned partnership, Arlington Bank will proudly be taking the First Merchants Bank name, but the people who serve you would not change.

•
We believe that banking is personal, and pledge to continue to provide the same personal service and advice you’re accustomed to, coming from the same great people you know and trust. The community banking principles Arlington Bank stands for are alive and well.

•
First Merchants Bank promises “The Strength of Big, The Service of Small.” By taking on a new name, we will be better able to deliver the strength our larger company offers, while keeping our promise to support your ability to deliver personal service, every day.

Arlington Bank/First Merchants Bank Partnership

Why is this happening/Why First Merchants?

•
Over the next few days, you may read headlines that say "First Merchants Acquires Arlington Bank" or "Arlington Bank Sells to First Merchants.” While those headlines are technically correct, they don't properly convey the real spirit of the transaction. Arlington Bank and First Merchants believe this to be the best time to join together because there is a great opportunity to combine our strengths. First Merchants is the right strategic partner whose vision and passion for serving its communities is closely aligned with what Arlington Bank has been delivering since 1998.

•
First Merchants’ strong capital position allows for larger commercial and small business credits, spurring additional economic and community development opportunities, all while preserving a customer-centric approach. Additionally, Arlington Bank clients will benefit from enhanced product and service offerings, the convenience of a larger banking center and ATM network and significantly enhanced commercial banking lending limits.

First Merchants

WWW.FIRSTMERCHANTS.COM

About First Merchants

With over 100 banking locations throughout 27 Indiana counties as well as two in both Illinois and Ohio, we provide our customers with broad financial services delivered locally by bankers who are known and trusted in their communities. First Merchants Corporation is the 105th largest financial services company in the country, as well as the largest financial services holding company headquartered in Central Indiana. For 120 years, our focus has been and remains on building deep, lifelong relationships.

THE STRENGTH OF BIG, THE SERVICE OF SMALL, SINCE 1893.

Our family includes:

First Merchants Bank

Serves Adams, Brown, Delaware, Fayette, Hamilton, Hancock, Hendricks, Henry, Jay, Johnson, Lake, Madison, Marion, Miami, Morgan, Porter, Randolph, Shelby, Union, Wabash, and Wayne counties in Indiana, Cook and DuPage counties in Illinois, and Butler and Franklin Counties in Ohio.

Lafayette Bank & Trust,
A Division of First Merchants Bank

Serves Tippecanoe, Carroll, Jasper, White, Montgomery, and Clinton counties

First Merchants Private Wealth Advisors,
A Division of First Merchants Bank

One of the largest trust companies in the state of Indiana; provides a full complement of trust and investment services

CORPORATE HEADQUARTERS

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305
765.747.1500
Stock Symbol: NASDAQ: FRME

Trust products are not bank deposits and are not FDIC insured.

CORP-SHEET-ABOUT-0018

FIRST MERCHANTS BANK | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464
LAFAYETTE BANK & TRUST | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.765.2491
FIRST MERCHANTS PRIVATE WEALTH ADVISORS | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082

First Merchants WWW.FIRSTMERCHANTS.COM

First Merchants History

First Merchants Corporation has a rich history that dates back to 1893, when the bank was Merchants National Bank of Muncie. Through many years of acquisitions, mergers and charter consolidations, First Merchants Bank was established.

First Merchants Corporation has continually increased its capital strength through steady growth, sound financial management and a commitment of personal service to our customers. Since our modest beginnings over a century ago, personal, reliable and professional customer service was exhibited when daily entries in hand written journals were made. Today with significant improvements in our processes, via advancements in technology, the Corporation's commitment to personalized customer service is just as important as it was the first day we opened our doors for business.

Service and strength continue to be our theme for growth since our first president, Hardin Roads, started on his quest. It is our people that make this quest of growth a reality.

Our commitment to shareholders is to continue to evolve a culture that values employees while emphasizing high performance results. We want and need our employees to strive for success because they have an ownership in the company. We want and need our employees to view their time spent here as a career rather than a job. We believe strongly in hiring the right attitude first and training for skills.

Our consolidated structure supports our delivery commitment and expands the scope of our lending capabilities, allowing us to deliver strength and service... every day.

1893
- Merchants National Bank

1988
- Pendleton Banking Company

1991
- First United Bank

1996
- Union County National Bank
- The Randolph County Bank

1999
- First National Bank of Portland
- Anderson Community Bank

2000
- Decatur Bank & Trust

2001
- Frances Slocum Bank & Trust

2002
- Lafayette Bank & Trust

2003
- Commerce National Bank

2008
- Lincoln Bank

2012
- Shelby County Bank

2013
- Citizens Financial Bank

2014
- Community Bank

2015
- Cooper State Bank
- Ameriana Bank

FIRST MERCHANTS BANK | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464
LAFAYETTE BANK & TRUST | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491
FIRST MERCHANTS PRIVATE WEALTH ADVISORS | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082
CORP-SHEET-HISTORY-0516

First Merchants Bank
WWW.FIRSTMERCHANTS.COM

SERVING INDIANA, ILLINOIS AND OHIO

Munster
Illinois
Lafayette
Ohio
Muncie
Carmel
Indianapolis
Indiana
Columbus, OH
Westerville
Worthington
Dublin
270
Minerva Park
Canterbury
North Linden
Riverview
Upper Arlington
Grandview Heights
Bexley
We're Growing!

Our Banking Locations

For the most up-to-date listings of locations and hours, please visit us online at www.firstmerchants.com/locations.

Banking center ATM

INDIANA

ALBANY

937 W. Walnut St.
765.789.4426

ALEXANDRIA

1202 N. Park Ave.
765.724.2800

ANDERSON

33 W. 10th St.
765.622.9773

1801 N. Scatterfield Road
765.640.4973

1526 E. 53rd St.
765.648.4950

ATTICA

Super Test
301 S. Brady St.

AVON

7648 E. U.S. Highway 36
317.272.0467

BROOKSTON

103 N. Prairie St.
765.563.6400

BROWNSBURG

975 E. Main St.
317.852.3134

CARMEL

1 E. Carmel Drive
Suite 100
317.844.5675

10210 N. Michigan Road
317.554.8260

CICERO

1100 S. Peru St.
317.984.8800

CONNERSVILLE

832 N. Central Ave.
765.827.0811

CRAWFORDSVILLE

134 S. Washington St.
765.362.0200

CROWN POINT

155 N. Main St.
219.228.2275

DALEVILLE

14500 W. Davis Drive
765.378.7077

Heartland Business Center
9301 S. Innovation Drive

DECATUR

520 N. 13th St.
260.724.2157

Adams Memorial Hospital
1100 Mercer Ave.

Campus Center,
Woodcrest of Decatur
1300 Mercer Ave. *
260.724.2157

DEMOTTE

437 N. Halleck St.
219.987.5812

DYER

Woudeland Professional Center
1100 Joliet St.
219.322.5314

EAST CHICAGO

4740 Indianapolis Blvd.
219.228.2272

2121 E. Columbus Drive
219.228.2269

East Chicago Marina
3301 Aldis St.

EATON

107 E. Harris St.
765.396.3311

Eaton Pantry
17000 N. State Road 3

FISHERS

11521 Olio Road
317.863.3177

11991 Fishers Crossing Drive
317.813.3323

FLORA

805 E. Columbia St.
574.967.4318

FRANKFORT

60 S. Main St.
765.654.8533

FRANKLIN

2259 N. Morton St.
317.346.7474

Johnson Memorial Hospital
1125 W. Jefferson St.

* Limited service center

GREENFIELD
- 1810 N. State St.
  317.462.4463

GREENWOOD
- 1250 N. Emerson Ave.
  317.881.1414
- 1275 U.S. Highway 31 N.
  317.884.1045
- 901 S. State Road 135
  317.882.4790
- Village Crossing Kroger
  11 Declaration Drive

HAMMOND
- 5311 Hohman Ave.
  219.933.0432

HIGHLAND
- 3853 45th St.
  219.924.6650
- Homestead Plaza
  8149 Kennedy Ave.

INDIANAPOLIS
- 10333 N. Meridian St.[2]
- 5915 N. College Ave.
  317.287.0470

INGALLS
- 227 N. Swain St.

KNIGHTSTOWN
- 22 N. Jefferson St.
  765.345.5131

LAFAYETTE
- 250 Main St.
  765.423.7100
- 3901 State Road 26 E.
  765.423.7167
- 2862 Old U.S. Highway 231 S.
  765.423.7166
- 2504 Teal Road
  765.423.7164
- 2200 Elmwood Ave.
  765.423.7163
- 2513 Maple Point Drive
  765.423.3821
- 1803 Veterans Memorial Parkway S., Suite J
  765.423.3841
- Super Test
  1803 E. 350 S.
- Super Test
  1309 Sagamore Parkway S.

LAPEL
- 1011 N. Main St.
  765.534.3181

LIBERTY
- 107 W. Union St.
  765.458.5131

MERRILLVILLE
- 6101 Harrison St.
  219.513.5291
- 803 W. 57th Ave.

MIDDLETOWN
- 790 W. Mill St.
  765.354.2291

MONTICELLO
- 116 E. Washington St.
  574.583.4666
- Super Test
  301 W. Broadway St.
- Walmart
  1088 W. Broadway St.
  574.583.3078

MOORESVILLE
- 1010 N. Samuel Moore Parkway
  317.834.4100

MORGANTOWN
- 180 W. Washington St.
  812.597.4425

MORRISTOWN
- 488 W. Main St.
  765.763.6552

MUNCIE
- 101 S. Country Club Road
  765.747.1332
- 2101 S. Madison St.
  765.747.1541
- 200 E. Jackson St.
  765.747.1500
- 1628 W. McGalliard Road
  765.747.1552
- 801 S. Tillotson Ave.
  765.747.1335
- 1701 W. University Ave.
  765.747.1592
- Westminster Village
  5801 W. Bethel Ave.[1]
  765.378.8760

MUNSTER
- 707 Ridge Road
  219.836.5500
- 1720 45th Ave.
  219.924.1720

NASHVILLE
- 189 Commercial St.
  812.988.1200

NEW CASTLE
- 2118 Bundy Ave.
  765.529.2230

NEW PALESTINE
- 7435 W. U.S. Highway 52
  317.861.9400

NOBLESVILLE
- 830 Logan St.
  317.773.0800
- 400 Noble Creek Drive
  317.776.7676
- 1007 S. 10th St.[5]
  317.776.7680
- 201 N. 10th St.[5]
  317.776.7686
- 651 Westfield Road
  317.776.7735

NORTH MANCHESTER
- 901 State Road 114 W.
  260.982.7504

PENDLETON
- 3055 W. U.S. Highway 36
  765.778.9793
- 100 E. State St.
  765.778.2132

PERU
- 990 W. Main St.
  765.472.4363

PLAINFIELD
- 1121 E. Main St.
  317.837.3640

PORTLAND
- 112 W. Main St.[3]
  260.726.7158
- Main Street Market
  218 W. Lincoln St.
  260.726.7158

REMINGTON
- 101 E. Division St.
  219.261.2161

RENSSELAER
- 200 W. Washington St.[4]
  219.866.7121
- St. Joseph's College
  Halleck Student Center
  910 W. Schaefer Circle

REYNOLDS
- 105 E. 2nd St.
  219.984.5471

RICHMOND
- 2206 Chester Blvd.
  765.935.4505

SCHERERVILLE
- 7650 Harvest Drive
  219.864.0947

SHELBYVILLE
- 29 E. Washington St.
  317.398.9721
- 2350 Marketplace Blvd.
  317.642.5110

ST. JOHN
- 11100 W. 109th Ave.
  219.513.5420

TRAFALGAR
- 110 N. State Road 135
  317.878.4111

UNION CITY
- 450 W. Chestnut St.
  765.964.3702

UPLAND
- Taylor University
  236 W. Reade Ave.

VALPARAISO
- 855 Thornapple Way
  219.465.1602

WABASH
- 1250 N. Cass St.
  260.563.4116
- 189 W. Market St.
  260.563.4116

WEST LAFAYETTE
- 2329 N. Salisbury St.
  765.423.7162
- Purdue University
  Cary Quadrangle
  1016 W. Stadium Ave.
- Purdue University
  Hillenbrand Dining Court
  1301 Third St.
- JB Battlefield
  5851 State Road 43 N.

WESTFIELD
- 3333 E. State Road 32
  317.867.7740

WINCHESTER
- 122 W. Washington St.
  765.584.2501

YORKTOWN
- 1501 N. Nebo Road
  765.747.4910

ILLINOIS

BOLINGBROOK
- Holiday Inn
  205 Remington Blvd.

DARIEN
- 8301 S. Cass Ave.
  630.203.1653

FLOSSMOOR
- Flossmoor Commons
  3301 Vollmer Road
  708.263.6415

HARVEY
- 135 E. 154th St.
  708.263.6414

HEGEWISCH, CHICAGO
- 13323 S. Baltimore Ave.
  773.646.1000

PALOS HEIGHTS
- 7101 W. 127th St.
  708.263.6418

SOUTH HOLLAND
- 601 E. 162nd St.
  708.263.6416

TINLEY PARK
- 7231 171st St.
  708.614.2315
- Hilton Garden Inn
  18335 LaGrange Road
- Country Inn & Suites
  18315 LaGrange Road
- Holiday Inn
  18451 Convention Center Drive
- Convention Center
  18451 Convention Center Drive

OHIO

COLUMBUS
- 3650 Olentangy River Road
  614.583.2200
- 1616 E. Dublin Granville Road
  614.408.0410
- 3245 N. High St.
  614.408.0470
- 5090 N. High St.
  614.408.0480
- 1669 W. 5th Ave.
  614.408.0250

DUBLIN
- 5811 Sawmill Road
  614.408.0274

OXFORD
- 4 N. College Ave.
  513.524.8301

REYNOLDSBURG
- 6950 E. Main St.
  614.408.0375

[1] Limited service center; [2] ATM and business banking only. No cash on premises. [3] Drive up & ATM located at 115 W. Main St. [4] ATM 1 block NW of banking center. [5] Drive up only, no lobby.

FIRST MERCHANTS BANK | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464
LAFAYETTE BANK & TRUST | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491
FIRST MERCHANTS PRIVATE WEALTH ADVISORS | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082

MEMBER FDIC

First Merchants WWW.FIRSTMERCHANTS.COM

First Merchants Corporation **Fact Sheet**

October 28, 2016

First Merchants Corporation Announces Record Third Quarter 2016 Results.

Third Quarter 2016 Earnings

First Merchants Corporation (NASDAQ - FRME) reported record third quarter 2016 net income of $21.1 million, compared to $17.1 million during the third quarter of 2015. Earnings per share for the period totaled a record $.51 per share, an increase of $.06 per share, or 13.3 percent, over the same period in 2015. Year-to-date net income totaled a record $58.8 million, compared to $51.2 million during the same period in 2015. Earnings per share for the nine months ended September 30, 2016 totaled a record $1.43 per share, an increase of $.08 per share or 5.9 percent, over same period in 2015.

Michael C. Rechin, President and Chief Executive Officer, stated, "First Merchants focused its 2016 plan on proving our progress after completing two acquisitions and several major organizational initiatives in 2015 and the first quarter of 2016. We are pleased to show two consecutive quarters of clean, high-performance results while demonstrating the strength of our core franchise by delivering organic growth, profitability and efficiency. Our results reflect a growing company with a 1.22 percent return on assets and a 55.12 percent efficiency ratio. As we focus on the road ahead, our healthy economic markets should allow for strong organic growth and continued high-performance."

3rd Quarter Highlights

- Record Net Income of $21.1 Million, a 23.4% increase over 3Q2015
- Earnings Per Share of $0.51, a 13.3% increase over 3Q2015; Highest in Company's History
- Total assets crossed the $7 billion level and grew by 13.5% over 3Q2015
- $280 million of organic loan growth for the year reflects an 8% Annualized Growth Rate
- Net Interest Margin stays strong; Expanding to 3.94%
- 1.22% Return on Average Assets
- Efficiency Ratio of 55.12%

Analyst Comments

D A Davidson – October 2016
Buy

We are raising our 2016 EPS estimates to $1.94 from $1.93, to account for the penny beat in the most recent quarter. We are maintaining our 2017 EPS estimates of $2.08, and introducing our 2018 EPS estimates of $2.27. We are raising our price target to $32 from $30 to reflect the recent increase in the median peer group price-to-2017 EPS multiples (15.2x up from 14.0x) since we initiated coverage on July 20, 2016.

Keefe, Bruyette & Woods – October 2016
Outperform

Operating earnings of $0.50/sh topped expectations as FRME continues to experience favorable loan growth and realize operational efficiencies. This quarter's results reflect the bank's momentum throughout its markets and benefits from its recently completed acquisitions. With an increased profitability profile and a lengthy runway for sustainable earnings growth, FRME remains one of our top SMID bank investment ideas. Raising estimates and target as we reiterate our Outperform rating on the shares.

Stephens – October 2016
Overweight

First Merchants' YTD results have exhibited attractive characteristics that bank investors favor, including 1) the ability to successfully execute accretive acquisitions, 2) generate above average organic loan growth, and 3) expand core margin due to an asset sensitive balance sheet. The company is now well positioned to produce above-peer profitability and warrants a premium valuation, in our view. With the stock trading at 14.1x our 2017 EPS estimate versus peers at 13.8x we continue to think shares are undervalued.

2016 THIRD QUARTER STATISTICS

Asset Size	$7 billion
Deposits	$5.4 billion
Loans	$5 billion
Private Wealth	$1.9 billion
Customers	200,075
Banking Centers	106
ATMs	123
NASDAQ Symbol	FRME

Capital Position

	2016 3Q FMC	"Well-Capitalized" Requirements
Total Risk-Based Capital Ratio	14.18%	10%
Tier 1 Risk-Based Capital Ratio	11.98%	6%
Leverage Ratio	10.62%	5%
TCE/TCA	9.48%	N/A

At a Glance

As Central Indiana's largest community banking company, we deliver superior service with presence close to the customer in 27 Indiana, two Ohio and two Illinois counties for:

- Retail Banking
- Mortgage Banking
- Business Banking
- Commercial Banking (Middle Market, Agriculture, Healthcare Services, Real Estate)
- Cash Management Services
- Private Wealth Advisors (Investment Management, Trust, Retirement, Private Banking and Brokerage)

FIRST MERCHANTS BANK | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464
LAFAYETTE BANK & TRUST | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491
FIRST MERCHANTS PRIVATE WEALTH ADVISORS | A Division of First Merchants Bank | P.O. Box 1467, Muncie, IN 47308 | 1.866.238.0082
CORP-SHEET-FACT-3Q16

First Merchants Corporation FIRSTMERCHANTS.COM

41.54
34.30
27.06
19.83
12.59
5.35
Price ($)
Jul 2012
Jan 2013
Jul 2013
Jan 2014
Jul 2014
Jan 2015
Jul 2015
Jan 2016
Jul 2016
Jan 2017

NASDAQ: FRME

37.00

AT CLOSE, JANUARY 10, 2017

FIRST MERCHANTS CORPORATION: FRME STOCK HIGHLIGHTS

First Merchants Corporation is a financial holding company headquartered in Muncie, Indiana. Bank divisions within the corporation include First Merchants Bank, Lafayette Bank & Trust, and First Merchants Private Wealth Advisors.

PRICE HISTORY

	HIGH ($)	LOW ($)
One Month	38.36	35.39
Three Months	38.36	25.84
Year-to-Date	38.36	36.19
One Year	38.36	21.10
Three Year	38.36	19.38
Five Year	38.36	8.97

CONTACT INFORMATION

Investor Relations Contacts:

David L. Ortega
765.378.8937 or 800.262.4261, Ext. 28937
dortega@firstmerchants.com

Mark K. Hardwick
765.751.1857 or 800.262.4261, Ext. 21857
mhardwick@firstmerchants.com

Shareholder Relations Contact:

Cynthia G. Holaday
765.741.7278 or 800.262.4261, Ext. 27278
shareholderrelations@firstmerchants.com

Transfer Agent:

American Stock Transfer & Trust Co.
6201 15th Ave.
Brooklyn, NY 10038
800.937.5449

TOTAL RETURN PERFORMANCE (%)

First Merchants Corporation
Russell 2000
SNL U.S. Bank
200
150
100
50
0
-50
12/2011
12/2012
12/2013
12/2014
12/2015
9/2016

Since January 1, 2011, First Merchants' cash dividend has grown at an annual compound average growth rate of 60.1%.

CORPORATE PROFILE

First Merchants Corporation (Nasdaq: FRME) is the largest financial holding company based in Central Indiana. Since its organization in 1982, the Corporation has grown to include banks with more than 100 locations in 27 Indiana, 2 Ohio, and 2 Illinois counties, and a wealth management company. As of September 30, 2016, total asset size of First Merchants Corporation was $7 billion.

FIRST MERCHANTS CORPORATION | 200 E. Jackson St., P.O. Box 792, Muncie, IN 47305-2814 | 1.765.747.1500

FIRST MERCHANTS and the Shield Logo are federally registered trademarks of First Merchants Corporation.

CORP-SHEET-STOCK-0117

First Merchants

WWW.FIRSTMERCHANTS.COM

MICHIGAN
Lafayette
Muncie
Columbus
ILLINOIS
Indianapolis
INDIANA
OHIO
KENTUCKY

THE STRENGTH OF BIG

First Merchants Corporation is the largest financial services company headquartered in Central Indiana with over 100 locations in 26 Indiana counties as well as two counties in both Illinois and Ohio. We provide our customers with broad financial services, delivered locally by bankers who are known and trusted in their communities.

First Merchants Bank has been providing the best of what community banking can offer since 1893.

With over $1.9 billion in assets, First Merchants Private Wealth Advisors is one of the largest trust organizations in the State of Indiana offering a full array of trust services to businesses, individuals and non-profit organizations.

FIRST MERCHANTS BANK | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464
LAFAYETTE BANK & TRUST | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491
FIRST MERCHANTS PRIVATE WEALTH ADVISORS | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082

First Merchants
WWW.FIRSTMERCHANTS.COM

THE SERVICE OF SMALL

The balance that makes First Merchants unique is our unwavering commitment to the communities we service. With a legacy of over 120 years, we believe that to be a true community bank, we must be an active partner in the community. Partnership to us means more than writing a check for a donation or showing up for a photo opportunity. Partnership is doing. Painting and cleaning a child care facility, feeding the hungry, building Habitat homes, doing what it takes to make our communities better places to work and live.

Through our First Merchants Serves program, we offer each and every First Merchants employee the opportunity to volunteer in their community and receive full pay one day per year. Not surprisingly, a large percentage of our employees give back far more than one day annually.

We believe the strength of our communities is fundamentally beneficial for all of us. It's part of our legacy, and the right thing to do.

FIRST MERCHANTS BANK | P.O. Box 792, Muncie, IN 47308 | 1.800.205.3464
LAFAYETTE BANK & TRUST | A Division of First Merchants Bank | P.O. Box 1130, Lafayette, IN 47902 | 1.800.755.2491
FIRST MERCHANTS PRIVATE WEALTH ADVISORS | A Division of First Merchants Bank | P.O. Box 792, Muncie, IN 47308 | 1.866.238.0082

First Merchants

MIKE RECHIN

President and Chief Executive Officer

Michael C. Rechin is President and Chief Executive Officer of First Merchants Corporation, a $7 billion financial holding company headquartered in Muncie, Indiana, with banking operations in Indiana, Illinois and Ohio. The Corporation also operates First Merchants Private Wealth Advisors.

Rechin joined First Merchants in 2005 as Chief Operating Officer. He was promoted in April 2007 to President and Chief Executive Officer. Prior to joining First Merchants Corporation, Mike was Executive Vice President of Corporate Banking for National City Bank, managing its Indiana operations. Mike began his banking career with National City in Cleveland, Ohio, where he grew up and relocated to Indianapolis in 1995. During his tenure with National City, Mike had responsibility for all commercial banking activities.

Mike is a graduate of Miami University of Ohio with a bachelor's degree in English and an MBA in finance.

As an active leader in the central Indiana community, Mike is a director of the Indiana State Chamber of Commerce, Lynx Capital Corporation, The Center for the Performing Arts, Sheehan Family Foundation, and OneZone. He previously served as a director of the United Way of Central Indiana, The Arts Council of Indianapolis and Junior Achievement of Indianapolis.

Mike is an avid golfer and an all-around sports fan focusing primarily on Indiana and Cleveland teams. Mike and his wife, Debbie, have three children and reside in Carmel, Indiana.

765.213.3488 | MRECHIN@FIRSTMERCHANTS.COM

BIO-SHEET-RECHIN-0117

WWW.FIRSTMERCHANTS.COM

First Merchants

MARK HARDWICK

Executive Vice President, Chief Financial Officer and Chief Operating Officer

Mark K. Hardwick is Mark K. Hardwick is Executive Vice President, Chief Financial Officer and Chief Operating Officer of First Merchants Corporation, a $7 billion financial holding company headquartered in Muncie, Indiana, which operates in Indiana, Ohio and Illinois.

Hardwick joined First Merchants in November of 1997 as Corporate Controller and was promoted to CFO in April of 2002. In June of 2007, Hardwick also assumed all leadership responsibilities related to Operations, Technology and Risk Management for the Corporation. Prior to joining First Merchants Corporation, Hardwick served as a senior accountant with BKD, LLP in Indianapolis.

Hardwick is a graduate of Ball State University with a Bachelor's degree in Accounting and a Master's in Business Administration. He is also a Certified Public Accountant and a graduate of the Stonier School of Banking.

As a leader in the central Indiana community, Hardwick serves as a member of the Board of Meridian Services, Union Chapel Ministries, Cardinal Properties, Inc., The Miller College of Business Advisory Board and a member of the Finance Committee of The Community Foundation of Muncie and Delaware County.

Hardwick is a member of the Ball State University Athletic Hall of Fame and a Distinguished Alumni of the Ball State University Miller College of Business. He was also the recipient of the Indianapolis Business Journal's "CFO of the Year" in 2012.

Mark and his wife, Cathy, live in Yorktown, Indiana, and have two children, Halie and Bryce.

765.751.1857 | MHARDWICK@FIRSTMERCHANTS.COM

BIO-SHEET-HardwickMark-0117

WWW.FIRSTMERCHANTS.COM

First Merchants

Mike Stewart

Executive Vice President and Chief Banking Officer

Mike is Executive Vice President and Chief Banking Officer for First Merchants Corporation, a $7 billion financial holding company headquartered in Muncie, Indiana, which has operations throughout Indiana, central Ohio and Illinois. The Corporation also operates First Merchants Private Wealth Advisors.

Stewart has a bachelor's degree in Finance from Millikin University in Decatur, IL, and an MBA from Butler University in Indianapolis, IN. His current community support includes Director and past Chairman of Bosma Industries, Director of Westminster Neighborhood Services, Director of Park Tudor Planned Giving and past Director for Junior Achievement of Central Indiana, Inc., past Chairman of the Seton Society (a St Vincent Hospital Foundation Organization) and an alumnus of the Diversity Leadership Group of Greater Indianapolis. He also served two years on the Board of Directors of Ballet Internationale and was Co-Chair of National City's Central Indiana United Way Campaign.

Stewart joined First Merchants in 2008 as Chief Banking Officer. Prior to joining First Merchants, Stewart spent eighteen years with National City Bank, most recently as Executive Vice President of the Corporate Bank and Chief Credit Officer of the Indiana Bank.

Stewart and his wife, Barb, have one son.

765.213.3434 | MSTEWART@FIRSTMERCHANTS.COM

BIO-SHEET-StewartMike-0117

WWW.FIRSTMERCHANTS.COM

First Merchants

JOHN MARTIN

Executive Vice President and Corporate Chief Credit Officer

John is Executive Vice President and Corporate Chief Credit Officer for First Merchants Corporation, a $7 billion financial holding company headquartered in Muncie, Indiana, which has operations in Indiana, Illinois and Ohio. The Corporation also operates First Merchants Private Wealth Advisors.

John's career with First Merchants began in 2007 as First Vice President and Senior Manager of Lending Processes. He was promoted to Deputy Chief Credit Officer in 2008, to Corporate Chief Credit Officer in 2009, and Executive Vice President in 2013. Prior to joining First Merchants, John was Senior Vice President and Credit Officer at National City Bank covering a multi-state portfolio.

John is a graduate of Indiana University with a Bachelor's degree in economics and holds a Masters of Business Administration from Case Western University, Weatherhead School of Management. Martin and his wife have two children and reside in Westfield, Indiana.

765.378.8534 | JMARTIN@FIRSTMERCHANTS.COM

BIO-SHEET-MartinJohn-0117

WWW.FIRSTMERCHANTS.COM

First Merchants

Jennifer Griffith

Regional President of First Merchants Bank

Jennifer Griffith, Regional President of First Merchants Bank has been serving the Central Ohio banking community for over twenty years and has been dedicated to the growth of First Merchants Bank since 1996. She began her career in the commercial credit department, led the commercial sales team and accepted her current role in 2008. Her professional focus has remained true to providing exceptional service, quality advice, and competitive products to the business community and community leaders throughout the Midwest. She demonstrates her advocacy by aligning with the mission of the Ohio Bankers League and serving on their Board of Directors as well as engagement with the Conway Family Business Center and Greater Columbus Chamber of Commerce. Jennifer also serves on the Professional Work Study Program Board of Director's of the newly established Cristo Rey High School. Under Jennifer's leadership, First Merchants Bank has been recognized as one of the Best Employers in Ohio for the third consecutive year. Her commitment to providing an exceptional work environment is the foundation of building a local team that excels in each Ohio market it serves.

Jennifer is a Columbus native, married with two children.

614.583.2050 | JGRIFFITH@FIRSTMERCHANTS.COM

BIO-SHEET-GriffithJennifer-0915

WWW.FIRSTMERCHANTS.COM

FORWARD-LOOKING STATEMENTS
This filing and the exhibits hereto contain forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”, “expect” and similar expressions or future or conditional verbs such as “will”, would”, “should”, “could”, “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the expected timing and benefits of the proposed Merger, including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.
These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of First Merchants and Arlington Bank will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required regulatory and shareholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the creditworthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate bank; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with First Merchants’ business; and other risks and factors identified in First Merchants’ filings with the Securities and Exchange Commission.
First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing. In addition, First Merchants’ and Arlington Bank’s past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

ADDITIONAL INFORMATION FOR SHAREHOLDERS
This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy vote or approval. The proposed Merger will be submitted to Arlington Bank’s shareholders for their consideration. In connection with the proposed Merger, First Merchants will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement for Arlington Bank and a Prospectus of First Merchants, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT-PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY WILL CONTAIN IMPORTANT INFORMATION. Once filed, you may obtain a free copy of the Proxy Statement- Prospectus, when it becomes available, as well as other filings containing information about First Merchants, at the SEC’s website (http://www.sec.gov). You may also obtain these documents, free of charge, by accessing First Merchants’ website (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information” and finally under the link “SEC Filings”.
Arlington Bank and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Arlington Bank in connection with the proposed Merger. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement-Prospectus regarding the proposed Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.